Exhibit (a)(5)(D)

PRESS RELEASE

FOR IMMEDIATE RELEASE:

Fertitta Successfully Completes Cash Tender Offer for Shares of Morton’s Restaurant Group, Inc.

HOUSTON, Feb. 1, 2012 /PRNewswire/ -- Tilman J. Fertitta today announced that his wholly-owned company, Fertitta Morton’s Restaurants, Inc. (“Fertitta”), and its wholly-owned subsidiary, Fertitta Morton’s Acquisition, Inc. (“Acquisition Vehicle”), has successfully completed a tender offer for all of the outstanding shares of common stock of Morton’s Restaurant Group, Inc. (NYSE: MRT) (“Morton’s”) at a purchase price of $6.90 per share. As of the expiration of the offer, 15,582,832 shares of common stock of Morton’s were validly tendered and not withdrawn in the tender offer. All of such shares have been accepted for payment in accordance with the terms of the tender offer. The tender offer expired at 12:00 midnight, New York City time, on January 31, 2012. As a result of the tender offer, Fertitta now owns, together with his affiliates, approximately 92.2% of the outstanding shares of Morton’s.

As a result of the purchase of shares in the tender offer, Fertitta owns sufficient shares to allow it to complete and close the merger and acquisition of Morton’s today without stockholder approval. Upon completion of the merger, Morton’s will become a wholly-owned subsidiary of Fertitta who will then own 100% of the outstanding shares of Morton’s. All former outstanding shares of common stock of Morton’s, other than shares held by Fertitta, Acquisition Vehicle, any of their affiliates or Morton’s or shares held by Morton’s stockholders who are entitled to and properly exercise appraisal rights under Delaware law, will be canceled and converted into the right to receive cash equal to the $6.90 offer price per share. In addition, upon completion of the merger, the common stock of Morton’s will cease to be traded on the New York Stock Exchange.

About Fertitta

Mr. Fertitta formed and created Fertitta Morton’s Restaurants, Inc. and Fertitta Morton’s Acquisition, Inc. to enter into the transaction to acquire Morton’s Restaurant Group, Inc. Both of Mr. Fertitta’s newly formed companies are affiliates of Mr. Fertitta’s highly acclaimed and nationally renowned hospitality, restaurant and entertainment company, Landry’s, Inc.

Landry’s is a national, diversified restaurant, hospitality and entertainment company principally engaged in the ownership and operation of high end and casual dining restaurants, primarily under the names of Landry’s Seafood House, Rainforest Cafe, The Chart House, Bubba Gump Shrimp Co., Claim Jumper, Saltgrass Steak House and Oceanaire, as well as a fine dining signature group of restaurants: Vic & Anthony’s, Grotto, Willie G’s and others. The Company is also engaged in the ownership and operation of gaming, hospitality and entertainment businesses, including the Golden Nugget Hotel & Casinos in Las Vegas and Laughlin, Nevada, and Atlantic City, the Kemah Boardwalk, the San Luis Resort Complex, and the Downtown Aquariums in Denver and Houston. Landry’s and Mr. Fertitta’s affiliated companies will generate approximately $2.5 billion in revenues in 2012.

About Morton’s Restaurant Group

Morton’s Restaurant Group, Inc. is the world’s largest operator of company-owned upscale steakhouses. Morton’s steakhouses have remained true to our founders’ original vision of combining generous portions of high quality food prepared to exacting standards with exceptional service in an enjoyable dining environment. As of December 30, 2011, the Company owned and operated over 67 Morton’s steakhouses located in over 60 cities across 26 states, Puerto Rico and six international locations (Hong Kong, Macau, Shanghai, Mexico City, Singapore and Toronto). Please visit our Morton’s website at www.mortons.com.

CONTACT: Tilman J. Fertitta Chairman, President & CEO (713) 850-1010	Rick H. Liem Executive Vice President and CFO (713) 850-1010